InBev

RECEIVED
2006 JAN 23 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



By cou

06010369

Leuven, December 22nd, 2005

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") —- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

InBev nv/sa

Press Release

Brussels, December 22, 2005 - 1/2

Financial Calendar 2006

As a consequence of an improved disclosure policy, which includes the introduction of quarterly results, InBev is pleased to announce the financial calendar for 2006 as follows:

(all times indicated are Central European Time)

February 24	**Full year 2005 results** 7.00 a.m. Press release 9.00 a.m. Live & audio webcast results presentation to analysts[(1)] 11.00 a.m. Press conference[(2)] 2.00 p.m. Conference call for Americas based investors
March 30	**Annual Report 2005** available on www.inbev.com
April 25	**General Shareholders Meeting**[(3)] followed by a press briefing
April 26	**Dividend payable**
May 12	**First quarter results 2006** 7.00 a.m. Press release 2.00 p.m. Conference call 1Q06 results
September 7	**Half year results 2006** 7.00 a.m. Press release 11.00 a.m. Press Conference[(2)] 2.00 p.m. Conference call HY06 results
November 9	**Third quarter & nine months results 2006** 7.00 a.m. Press release 2.00 p.m. Conference call 3Q06 results
March 1, 2007	**Publication of Full Year 2006 results**

InBev respects a close period of 15 calendar days preceding each results announcement.

[(1)] *The presentation for sell-side analysts will be held at InBev, Brouwerijplein, 1 - 3000 Leuven, Belgium*
[(2)] *The press conference will take place at InBev, Brouwerijplein, 1 - 3000 Leuven, Belgium*
[(3)] *The AGM will be held at Sodehotel, Avenue E. Mounier 5, 1200 Brussels, Belgium*

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel +32 16 27 65 41
patrick.verelst@inbev.com